EXHIBIT 99.3

Chunghwa Telecom announces its operating results for June 2015

Date of events: 2015/07/10

Contents:

1.	Date of occurrence of the event: 2015/07/10

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”): head office

4.	Reciprocal shareholding ratios: N.A.

5.	Name of the reporting media: N.A.

6.	Content of the report: N.A.

7.	Cause of occurrence: Chunghwa Telecom consolidated revenue for June 2015 was NT$19.14 billion, a 2.0% increase year-over-year. Operating income was NT$4.49 billion and pretax income was NT$4.76 billion. Net income attributable to stockholders of the parent company was NT$3.89 billion and EPS was NT$0.5, both growing by 8.0% year-over-year. Accumulated till the end of June, total revenue was NT$113.39 billion, a 2.3% increase year-over-year. Operating income and pretax income were NT$24.95 billion and NT$26.07 billion, respectively. Net income attributable to stockholders of the parent company was NT$21.55 billion and EPS was NT$2.78, both growing by 3.5% year-over-year. Additionally, accumulated total consolidated revenue, pretax income and EPS all exceeded guidance for the first half of 2015. Mobile communications business revenue increased year-over-year, mainly attributed to the mobile value-added service revenue increase driven by the growth of mobile internet subscriber base. Broadband access revenue and HiNet ISP revenue also increased year-over-year, respectively. The robust growth momentum of ICT revenue also continues.

8.	Countermeasures: None

9.	Any other matters that need to be specified: None